

Mail Stop 3720

July 26, 2016

Carey P. Hendrickson
Senior Vice President and Chief Financial Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

>   **Re: Capital Senior Living Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **Form 8-K**
>   **Filed May 3, 2016**
>   **File No. 1-13445**

Dear Mr. Hendrickson:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K filed May 3, 2016</u>

<u>Exhibit 99.1</u>

1. Please consider the updated Compliance and Disclosure Interpretations on Non-GAAP financial measures issued on May 17, 2016 in its entirety when preparing your next earnings release, and specifically as noted in the following comments.

2. Your presentation of the Non-GAAP measures in your Operating and Financial Summary and throughout the earnings release is inconsistent with Question 102.10.

3. Your presentation of Cash Flow From Facility Operations per share may be inconsistent with Question 102.05.

4. Your presentation of Adjusted EBITDAR may be inconsistent with Question 100.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 or me at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay II, Staff Attorney at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications